
November 15, 2010

David Loflin
President and Director
Louisiana Food Company
917 Third Street
Norco, LA 70079

> **Re:** **Louisiana Food Company**
> **Registration Statement on Form S-1**
> **Filed October 13, 2010**
> **File No. 333-169924**

Dear Mr. Loflin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. This will minimize the need for us to repeat similar comments.

2. Further, please provide updated disclosure with each amendment. In particular, we note your plan to secure Charter Independent Distributors during October 2010. Please revise to address your efforts and outcome.

3. We note your general disclosure throughout the filing that you intend to consider acquiring an existing food-related business. Please disclose whether you have any plans now or in the future to engage in mergers or acquisitions with other companies or entities.

4.   We note that throughout your filing you reference your website, www.lafoodco.com, and indicate that "[you] sell [your] specialty food product lines through distributors, directly to retailers and directly to consumers over the Internet." As of the date of this letter, we note that your website only lists your coffee for sale and does not appear to be fully functional for the sale of your specialty food products to distributors, retailers and consumers. Please revise your disclosure throughout your filing to discuss the current status of your internet site and the current product offerings on that site.

Outside Front Cover Page

5.   It appears that you intend to use only one prospectus for the offering by your selling shareholders, as well as for the direct public offering by you. Please advise us as to how you will inform investors whether they will be investing in the public offering by the company, in which case the company would receive the proceeds, or in the resale offering.

6.   Please provide, either on the inside front cover page or in the summary section, the complete mailing address and telephone number of your principal executive offices. See Item 503(b) of Regulation S-K.

Table of Contents

7.   We note that your table of contents references page numbers, but that the filing has not been paginated. Please paginate the amendment and modify your table of contents to correspond to the pagination.

Prospectus Summary

8.   We note the information presented in this section focuses primarily on the company's plan, but does not address the company's current operations. Please revise to ensure that the prospectus summary presents balanced disclosure. In particular, include disclosure regarding the company's recent operations in light of the company's limited sales and nonexistent customer base.

9.   In addition, please revise your "The Issuer" section to characterize your plan as prospective given your disclosure that you have sold to only one customer.

Risk Factors

10.   We note your statement that "[t]he foregoing list of risk factors does not purport to be a complete explanation of the risks involved in this offering." If you choose to retain this statement, please clarify that you have included a discussion of the most significant factors that make the offering speculative or risky. See Item 503(c) of Regulation S-K.

11.   We note that you have oral agreements with third-parties for the production of your
        packaged dry products and coffee products. Please include disclosure regarding the risks
        associated with your reliance on an oral contract. In addition, please include disclosure in
        your risk factor section regarding your lack of a contractual right to inspect or monitor
        the third-parties who will be producing your products.

Use of Proceeds

12.   Please expand to discuss specifically how you will use the proceeds for each of the
        categories set forth in the table, such as "Equipment purchases," "Product development,"
        "General and administrative expenses" and "Working capital." Clarify what is meant by
        your "complete business plan" that you will be able to pursue if all shares in the direct
        public offering are sold.

Selling Shareholders

13.   We note your disclosure that you issued shares in private placements to various investors.
        We also note your disclosure in your Recent Sales of Unregistered Securities section that
        the private placements of securities were offered and sold in reliance on Section 4(2) of
        the Securities Act and Rule 506 of Regulation D. In particular, we note disclosure in
        your Form D, filed October 29, 2010 that the date of the first sale was on October 13,
        2010, and that, as of the filing date of the Form D, not all the securities offered had been
        sold. Please provide an analysis as to why the offer and sale of securities to certain
        holders and the current offers to other holders pursuant to your private placement should
        not be integrated into your current public offering. Also, please disclose if and when the
        offer commenced on October 13, 2010 has been completed. Please see Securities Act
        Release No. 8828 (August 3, 2007) and Securities Act Section Compliance and
        Disclosure Interpretation Questions 139.25 and 139.27.

14.   Your table of selling shareholders includes the names of entities that are not natural
        persons. For each of these entities, please revise the disclosure to identify the natural
        persons who have voting or investment control with regard to the shares held by these
        entities. You may do this by adding footnotes to the table of selling stockholders.

15.   Please include a row totaling each column of your Selling Shareholder Table.

Dilution

16.   We note your statement that, "because the Non-affiliate Selling Shareholders may sell
        their common stock from time to time at varying prices, we have not included specific
        dilution information with respect to such shares." Please revise to include specific
        dilution information since the non-affiliate selling shareholders must sell their shares at a
        fixed price until they can be sold on an existing trading market.

17.   In addition, we note that with respect to the direct public offering dilution calculations you reference the anticipated sale of shares by affiliate selling shareholders at $.30 but did not include the 2 million affiliate selling shareholder shares in your direct offering calculations. Please revise your dilution calculations to include the anticipated sale of shares by affiliate selling shareholders. In the alternative, provide an explanation as to why these shares should not be included in your calculations.

Business

18.   Please revise to indicate which products and product lines are currently available for purchase by consumers.

Our Competitive Strengths and Weaknesses

19.   If you choose to retain this section, please revise to include all material weaknesses. For example, include disclosure regarding your management's inexperience in the food industry, your lack of customer base, and your limited operations.

Ingredients

20.   Please address whether you anticipate any material restrictions on availability or shortages of ingredients that would have a significant impact on the production of your packed dry goods.

Note Regarding Forward-Looking Statements

21.   The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with an initial public offering. See Securities Act Section 27A(b)(2)(D) and Exchange Act Section 21E(b)(2)(D). Therefore, please delete references to forward-looking statements or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Directors, Executive Officers, Promoters and Control Persons

22.   Please briefly discuss the business or business of Santeon Group, Inc. during the time Messrs. Loflin were involved with that company.

23.   Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director at the time that the disclosure was made, in light of the your business and structure. See Item 401(e) of Regulation S-K.

Summary Compensation Table

24.   We note your Summary Compensation Table indicates that your named executive officers were paid a total of $2,500 since the inception of the company. In Note 8 to the financial statements, you disclose that Mr. David Loflin was issued 2,000,000 warrants for services rendered. Please revise the Summary Compensation Table to include all executive compensation.

Exhibit "A"

25.   Please remove the Subscription Agreement from the registration statement and file it as an exhibit to the registration statement.

Undertakings

26.   We note that in your undertakings you refer to yourself as a "Small Business Issuer." Update your undertakings since the term "Small Business Issuer" no longer applies.

Exhibits

27.   It is unclear whether the Consulting Agreement filed as Exhibit 10.7 and Securities Purchase Agreement filed as Exhibit 10.10 were signed. Please file signed versions of the agreements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Douglas Brown at (202) 551-3265 or, Anne Nguyen Parker, Branch Chief, at (202) 551-3611 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Eric Newlan
        (877) 796-3934